UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

                                                                                                             Commission File Number:  000-53293

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐  Form 20-F ☐ Form 11-K ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:

☒	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: December 31, 2012

Read Instruction (on back of page) Before Preparing Form.  Please Print orType.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Retrophin, Inc.
Full Name of Registrant

Former Name if Applicable

777 Third Avenue, Suite 22
Address of Principal Executive Office (Street and Number)

New York, NY 10017
City, State and Zip Code

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unanticipated delays in the compilation and/or completion by the registrant of the financial statements, notes and other information required to be included in a transition report on Form 10-K, the registrant is unable to file its transition report on Form 10-K for the transition period ended December 31, 2012 within the prescribed time period without unreasonable effort and expense.

Part IV.  Other Information

(1)      Name and telephone number of person to contact in regard to this notification

Martin Shkreli	(212)	983-1310
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes       ☐ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes       ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The earnings statements to be included in the registrant’s transition report on Form 10-K for the period ended December 31, 2012 (the “Transition Report”) will reflect changes from the corresponding period for its last fiscal year, which changes cannot yet be quantified, and some of which may be significant.  The changes arise from the fact that the registrant acquired an operating business on December 12, 2012, and, prior to such acquisition, the registrant did not have any operations.

Retrophin, Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2013	By:	/s/ Martin Shkreli
	Name:	Martin Shkreli
	Title:	Chief Executive Officer